UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                         Commission File Number 0-25238
                                                -------

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB
             [ ] Form N-SAR

For Period Ended:     September 30, 2003
                  --------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item( s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                           Natural Health Trends Corp.
                           ---------------------------
                             Full Name of Registrant


                           ---------------------------
                            Former Name if Applicable

                               12901 Hutton Drive
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               Dallas, Texas 75234
                            ------------------------
                            City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2003, without unreasonable effort and expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark D. Woodburn, Chief Financial Officer        (972)             241-4080
-----------------------------------------     -----------     ------------------
                 (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A attached hereto.


                           Natural Health Trends Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 11/17/03                         By: /s/ MARK D. WOODBURN
                                           ------------------------------------
                                           Name:  Mark D. Woodburn
                                           Title: President and Chief Financial
                                                  Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U. S. C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                                                       Exhibit A
                                                                       ---------

                            Exhibit A to Form 12b-25
                                       of
                           Natural Health Trends Corp.
                           ---------------------------


During the quarter ended September 30, 2003, the Company re-evaluated certain of its prior accounting practices. It reviewed its accounting treatment for administrative enrollment fees received from distributors under the principles contained in Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB 101) and related guidance. The Company determined that under SAB 101 such fees actually received and recorded as current sales in prior quarters should have been deferred and recognized systemically to income over the twelve-month period for which the fees are earned. As a result, the Company anticipates that its net sales for the three and nine-month periods ended September 30, 2002 will be decreased while net sales for the three and nine month periods ended September 30, 2003 will be increased.

In addition, the Company reviewed the adequacy of its reserves for distributor returns and refunds as of September 30, 2003 and for comparative prior periods. Based upon an analysis of the Company's historical returns and refund trends by country, it is expected that reserves for returns and refunds for prior quarters will be restated. The restatement will result in net sales being decreased for the three and nine-month periods ended September 30, 2002 with corresponding adjustments to cost of sales for the estimated cost of products returned.

As previously disclosed in the Company's 2001 and 2002 Form 10-KSB, the Company sold in 2001 all of the outstanding common stock in Kaire Nutraceuticals, Inc. ("Kaire"), a Delaware corporation and wholly owned subsidiary, to an unrelated South African company. The gain on sale of Kaire of approximately $3.1 million was previously deferred due to uncertainties arising from the transaction and a substantial portion of the gain was subsequently recorded in the periods from fourth quarter of 2001 through the second quarter of 2003. . The Company is currently reviewing the accounting for the gain on sale of subsidiary

Revenues were approximately $39,356,000 and $24,556,000 (as restated) for the nine months ended September 30, 2003 and 2002, respectively, an increase of $14,800,000 or 60%. Revenues were approximately $16,740,000 and $10,840,000 (as restated) for the three months ended September 30, 2003 and 2002, respectively, an increase of $5,900,000 or 54%. The increased sales for both comparative periods were primarily from additional sales of Lexxus products and the expansion of Lexxus into new international markets, including South Korea in June 2003 and also the deferral of revenue related to the administrative enrollment fee of distributors, partially offset by a slight decrease in the sales of eKaire products.